4G Enterprises, Inc.

800 Town and Country Blvd., Ste. 300
Houston, Texas 77024
(832) 431-3123

November 1, 2012

Ms. Mara L. Ransom

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Ransom:

Thank you for your comments of October 19, 2012 related to the S-1 registration statement of 4G Enterprises, Inc. We have reviewed your comments and made revisions and provided responses to each of those comments.

We have tried to respond to each of your comments and requests for information. It is the Company’s desire to resolve each comment in a manner that is acceptable to the staff.

Comments and Responses:

Prospectus Cover Page

1.	We note your response to comment 8 in our letter dated September 25, 2012 and the related revisions in your filing that “[w]e estimate our offering costs at $11,008.60 which would leave us with proceeds of $63,991.40.” We also note your response to comment 12 that you have already paid fees related to this offering. Please thoroughly revise your filing, such as in the tables on the prospectus cover page, Use of Proceeds section and Management’s Discussion and Analysis section, to account for your offering costs. Specifically, please revise these tables to reflect that the net proceeds will be $63,991.40 and not $75,000. Please see Item 501(b)(3) of Regulation S-K.

Answer: Revised as requested.

Risk Factors, page 7

2.	We note your response to comment 10 in our letter dated September 25, 2012 and the related revisions in your filing. Please revise to delete the following “The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.”

Answer: Revised as requested.

3.	We note your response to comment 18 in our letter dated September 25, 2012. In an appropriate risk factor, please discuss the risks associated with your intellectual property, including the risk that you will not complete the design work on your system by the first quarter of 2013 and will lose your provisional patent.

Answer: Revised as requested.

Business, page 16

4.	We note your response to comment 4 in our letter dated September 25, 2012 and the related revisions in your filing. Please revise the following statements on page 18 to indicate that you might not complete and commercialize your product: “When our product is ready for the commercial market . . . “ and “This means that after we have built an operational prototype plant . .. .”

Answer: Revised as requested.

Certain Relationships and Related Party Transactions, page 35

5.	We note your response to comment 26 in our letter dated September 25, 2012 and the related revisions to your filing. Please revise the first sentence of this section to clarify that your disclosure pertains to the last three fiscal years. Please see Instruction 1 to Item 404(d) of Regulation S-K.

Answer: Revised as requested.

Index to Financial Statements, page 40

Balance Sheet, page F-2

6.	We reviewed your response to comment 27 in our letter dated September 25, 2012. We note the second sentence in the first paragraph on page 20, which states that the provisional patent is valid for one year. We also assume that any related permanent patent will have a legal term. In light of these legal terms, please tell us your consideration of depreciating this asset pursuant to ASC 350-30-35-3c.

Answer: We agree with your comment that the patent will have a legal term. The term of the permanent patent will be 20 years. Because of anticipated advances in solar technology in the years ahead, the Company estimates a shorter useful life for the current technology of ten years. We have restated the financial statements to show amortization of the value of our intangible assets based upon a ten-year useful life. Our auditor has issued a new audit report based upon the restated financial statements and we have highlighted the implications of this restatement on our internal controls in the appropriate risk factor.

Statement of Changes in Shareholders’ Equity, F-5

7.	We reviewed your response to comment 28 in our letter dated September 25, 2012. As previously requested, please explain in detail how you determined the $0.001 per share fair value of common stock issued on May 21, 2012 for services rendered. Please reconcile your explanation to the footnote disclosures on page 33 that you calculated the fair value of the stock grants based upon the most recent transaction value of your securities to investors in arms-length transactions or revise your disclosures on page 33. Please also tell us why the May 8, 2012 sale of Convertible Series A preferred stock for $40,000 does not represent fair value as defined by FASB accounting standards Codification Master Glossary. In this regard, pursuant to ASC 718-10-30-2, share based transactions with employees should be measured on fair value of the equity instruments issued. Finally, please explain in detail why the $0.001 per share fair value determined is a better estimate of fair value than the contemporaneous May 8, 2012 sale.

Answer: We have revised and restated the financial statements to apply the same valuation to the shares issued under the stock incentive plan as the underlying shares issued to the investors in the Convertible Series A preferred Stock pursuant to ASC 718-10-30-2. Our auditor has issued a new audit report based upon the restated financial statements and we have highlighted the implications of this restatement on our internal controls in the appropriate risk factor.

Exhibit 23.1

8.	The consent refers to the Registration Statement filed on August 29, 2012. Please file an updated consent which refers to Amendment No. 2 with Amendment No. 2.

Answer: Revised as requested

Sincerely,

Anton Aleksandrov, President